UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Orphazyme A/S

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

687305102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 687305102

1	Name of Reporting Persons Coöperatieve Aescap Venture I U.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,758,105

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,758,105

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,758,105

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%

12	Type of Reporting Person (See Instructions) FI

(1) Based upon 34,697,763 ordinary shares outstanding as of October 1, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) October 2, 2020.

1	Name of Reporting Persons Aescap Venture Management B.V.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,758,105

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,758,105

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,758,105

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%

12	Type of Reporting Person (See Instructions) FI

(1) Based upon 34,697,763 ordinary shares outstanding as of October 1, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) October 2, 2020.

1	Name of Reporting Persons Patrick Johan Hendrik Krol

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,758,105

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,758,105

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,758,105

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%

12	Type of Reporting Person (See Instructions) IN

(1) Based upon 34,697,763 ordinary shares outstanding as of October 1, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) October 2, 2020.

1	Name of Reporting Persons Johan Gerhard Bosman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,758,105

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,758,105

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,758,105

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%

12	Type of Reporting Person (See Instructions) IN

(1) Based upon 34,697,763 ordinary shares outstanding as of October 1, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) October 2, 2020.

1	Name of Reporting Persons Michiel Alexander de Haan

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,758,105

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,758,105

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,758,105

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%

12	Type of Reporting Person (See Instructions) IN

(1) Based upon 34,697,763 ordinary shares outstanding as of October 1, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) October 2, 2020.

Item 1.
	(a).	Name of Issuer Orphazyme A/S (the “Issuer”)
	(b).	Address of Issuer’s Principal Executive Offices: Ole Maaløes Vej 3, DK-2200 Copenhagen N Denmark

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office
Item 2(c).

Citizenship

(i) Coöperatieve Aescap Venture I U.A. (Fund”)
Barbara Strozzilaan 101
1083 HN Amsterdam
The Netherlands
Citizenship: The Netherlands

(ii) Aescap Venture Management B.V. (“Management”), as the manager of the Fund
Barbara Strozzilaan 101
1083 HN Amsterdam
The Netherlands
Citizenship: The Netherlands

(iii) Patrick Johan Hendrik Krol (“Krol”), as a managing director of Management
Barbara Strozzilaan 101
1083 HN Amsterdam
The Netherlands
Citizenship: The Netherlands

(iv) Johan Gerhard Bosman (“Bosman”), as a managing director of Management

Barbara Strozzilaan 101
1083 HN Amsterdam
The Netherlands
Citizenship: The Netherlands

(v) Michiel Alexander de Haan (“de Haan”), as a managing director of Management

Barbara Strozzilaan 101
1083 HN Amsterdam
The Netherlands
Citizenship: The Netherlands

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities: Ordinary Shares (the “Shares”)
Item 2(e).	CUSIP Number: 687305102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

As the manager of the Fund, any Shares held by the Fund may be deemed to be beneficially owned by Management. By virtue of their position as managers of Management, each of Krol, Bosman and de Haan may be deemed to beneficially own and have shared voting and dispositive power with respect to the Shares beneficially owned by Management

As of the date of this report, the Fund held an aggregate of 1,758,105 Shares.

(b)

Percent of class:

The Fund may be deemed the beneficial owner of approximately 5.1% of the Shares outstanding.
Management may be deemed the beneficial owner of approximately 5.1% of the Shares outstanding.

Each of Krol, Bosman and de Haan may be deemed the beneficial owner of approximately 5.1% of the Shares outstanding.

	(c)	Number of shares as to which the Reporting person has: Fund:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 1,758,105
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 1,758,105
Management:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 1,758,105
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 1,758,105
Krol:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 1,758,105
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 1,758,105
Bosman:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 1,758,105
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 1,758,105 de Haan:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,758,105
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,758,105

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

Coöperatieve Aescap Venture I U.A.

By:	/s/Patrick Krol | /s/Hans Bosman
Name: Aescap Venture Management B.V., represented by Patrick Krol and Hans Bosman
Title: Managing Directors

Aescap Venture Management B.V.

By:	/s/Patrick Krol | /s/Hans Bosman
Name: Patrick Krol and Hans Bosman
Title: Managing Directors

Patrick Johan Hendrik Krol

By:	/s/Patrick Johan Hendrik Krol

Johan Gerhard Bosman

By:	/s/Johan Gerhard Bosman

Michiel Alexander de Haan

By:	/s/Michiel Alexander de Haan